Exhibit 99.1

Bulletin from the Annual General Meeting of Eco Wave Power Global AB (publ)

Today, on June 30, 2022, the 2022 annual general meeting of Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) was held. Below is a summary of the resolutions passed at the annual general meeting (all in accordance with the proposals presented in the notice to attend the meeting kept available at the Company’s website www.ecowavepower.com).

The annual general meeting resolved:

●	to adopt the profit and loss statement and balance sheet for the financial year 2021;

●	that the Company’s result should be carried forward in new account and that no dividend shall be paid for the financial year 2021;

●	to grant the board members and the CEO of the Company discharge from liability for the financial year 2021;

●	that the board of directors shall consist of five (5) ordinary members without deputy members for the period until the end of the next annual general meeting. Furthermore, it was resolved that a registered accounting firm should be elected as auditor;

●	that the fees payable to the board of directors for the period until the end of the next annual general meeting shall amount to a total of SEK 900,000, out of which SEK 300,000 shall be paid to the chairman of the board of directors and SEK 200,000 to each of the ordinary members. It was further resolved that no board fee shall be paid to Inna Braverman;

●	that the Company’s auditor is to be paid in accordance with approved quotes and invoices;

●	to re-elect Mats Andersson, Elias Jacobson, David Leb, and Inna Braverman and to new-elect Annath Abecassis as ordinary board members for the period until the end of next annual general meeting. The meeting also resolved to re-elect Mats Andersson as chairman of the board of directors until the end of next annual general meeting. Further, the auditing firm Ernst & Young was re-elected as auditor for the Company until the end of next annual general meeting. It was further noted that Nils Andreas Nyberg will continue as auditor-in-charge;

●	an authorisation for the board of directors to increase the share capital in accordance with the board of directors’ proposal from June 1, 2022;

●	an authorisation for the board of directors to increase the share capital in the event of an impending takeover bid in accordance with the board of directors’ proposal from June 1, 2022;

●	changes to the articles of association regarding election of directors in accordance with the board of directors’ proposal from June 1, 2022;

●	changes to the terms regarding Warrant series 2020/2024:A entailing an extension of the time period during which the warrants may be used for subscription of new shares. The warrants may after the extension be exercised from June 26, 2024 until and including December 31, 2032; and

●	changes to the terms regarding Warrant series 2020/2024:B entailing an extension of the time period during which the warrants may be used for subscription of new shares. The warrants may after the extension be exercised from June 26, 2024 until and including December 31, 2027.

For more information

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

Eco Wave Power is recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and was labelled as an “Efficient Solution” by the Solar Impulse Foundation. Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depository Shares (WAVE) are traded on the Nasdaq Capital Market. More info: www.ecowavepower.com.